

February 14, 2014

Via E-mail
John Marmora
President
Tropic International Inc.
1057 Parkinson Road, Unit #9
Woodstock, Ontario, Canada N4S 7W3

  Re: **Tropic International Inc.**
      Form 10-K for Fiscal Year Ended August 31, 2013
      Filed December 9, 2013
      Form 10-Q for Fiscal Quarter Ended November 30, 2013
      Filed January 14, 2014
      File No. 001-34911

Dear Mr. Marmora:

   We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Disclosure Controls and Procedures, page 24

1. We note that your Chief Executive and Chief Financial Officer concluded that your disclosure controls and procedures were not effective as of August 31, 2013. However, you do not disclose (i) the nature of the identified deficiencies; (ii) the impact on your financial reporting and internal control over financial reporting or (iii) management's current plans, if any, or actions already undertaken, for remediation. Please amend your fiscal year 2013 Form 10-K and your Form 10-Q for the quarter ended November 30, 2013 to provide this disclosure. Moreover, please specify whether the deficiencies, individually or in the aggregate, constitute a material weakness.

Internal Control over Financial Reporting, page 24

2. You disclose that you have not included a report of management's assessment of internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. Please note that the surviving issuer in a reverse acquisition is not a "newly public company" as that term is used in Exchange Act Release No. 54942 (Dec. 15, 2006). Nevertheless, you may exclude management's assessment of internal control over financial reporting in the Form 10-K covering the fiscal year in which the reverse merger was consummated. See Section 215.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. However, in lieu of management's report, please amend your fiscal year 2013 Form 10-K to disclose why management's assessment has not been included in the report, specifically addressing the effect of the transaction on management's ability to conduct an assessment and the scope of the assessment if one were to be conducted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director